SEACAP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
DECEMBER 31, 2015

ASSETS

Current Assets		
Cash	$	92,297
Total Assets	$	92,297

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued Expenses	$	1,412
Due to Affiliate	$	20,467
Total Liabilities		21,879
MEMBER'S EQUITY		70,418
Total Liabilities and Members' Equity	$	92,297

The accompanying notes are an integral part of these financial statements.